Exhibit 2

It’s Time to Retire Insituform’s Incumbent Board of Directors

April 25, 2008

To Our Fellow Stockholders of Insituform Technologies, Inc.:

We are writing to seek your support at the upcoming Annual Meeting of Stockholders, now scheduled for May 19. The future of your investment, and ours, depends on the outcome of this meeting. While management has properly identified that there is a tremendous and unmet worldwide demand for sewer and water infrastructure repair, the current Board has failed to take advantage of this exceptional opportunity. We believe it is time to retire the incumbent Board of Directors and to replace them with our nominees, who have the professional experience and are committed to increasing shareholder value. Here is why:

•	Insituform’s shares have lost 13.2% of their value over the past five years while the company’s two handpicked indexes for comparison have increased in value by 391.7% and 224.0%, respectively.[1]

•	The company’s operating expenses have not been well controlled.

•	The existing Board has stagnated, with little changeover in at least the past five years.

•	The company recently hired its fourth CEO in five years.

•	Recently, the Board left Insituform’s CFO spot vacant for 18 months.

•	The Board has undertaken value destroying acquisitions.

•	The company has implemented an ill conceived pricing strategy that values revenues over profitability.

Last August, after the prior “permanent” CEO resigned under fire, the Board embarked on yet another attempt to turn the company around and to hire a fourth CEO in a five-year span. We subsequently urged the Board, both publicly and in private, not to hire a new CEO before undertaking a swift and efficient process to explore a sale of the company at a premium to a well-capitalized, better-managed strategic buyer. Such a buyer could realize substantial synergistic savings from an acquisition while leveraging the company’s international footprint.

On April 7th, the company announced that the Board had completed a previously unannounced “review of the company’s strategic options” and had unanimously concluded that executing the company’s business plan and hiring a new CEO were the best ways to enhance shareholder value. Well, where are the details of that business plan? It sounds like the business plan is simply to cut costs by $8 million and then back to business as usual. We believe the Board’s decisions were fundamentally flawed – both in process and substance – and designed to further entrench the current board at the expense of shareholders:

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The Board was unwilling to engage in any dialogue with any potential buyers and simply rejected the notion of a sale of the company. The company has stated that the Board considered “today’s highly uncertain financial markets and the worst M&A environment in recent years” and stated that now is not the right time to sell the company. But what the company has failed to disclose, astoundingly, is that

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Represents total return for calendar years 2003 through 2007. The company’s handpicked indexes are identified in the company’s Form 10-K and in Water Asset Management’s proxy statement, filed March 10, 2008 and April 22, 2008, respectively, with the Securities and Exchange Commission.

Merrill Lynch & Co., its financial advisor, was not authorized to solicit interest in a sale from possible buyers. Hiding behind a “report” from Merrill, the Board has decided that the company is not for sale at any price. While we are well aware of the current difficult M&A and financing environment, we are aware of and have spoken with potential strategic buyers whose inquiries were rebuffed by the Board. Although it may turn out that, after an in-depth evaluation, a sale at this time is not the best course of action, it is unacceptable for the incumbent Board to make this decision without soliciting any bids.

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The Board hired a new CEO, prior to exploring sale options, and under terms disadvantageous to shareholders if a buyer were to emerge. Compounding their failure to prudently explore a potential sale of the company, the incumbent Board hired a new CEO with an employment and severance package that accelerates upon a change of control and will cost shareholders ~ $3.7 million if a bidder emerges. Moreover, at a time when the company is looking to international opportunities, the Board hired a CEO without any significant international operating experience. That is a curious decision given that two company directors have disclosed that the Board has placed international operations under the new CEO’s direct control, leaving another executive in charge domestically.

These recent self serving decisions, along with the company’s well known long term record of poor performance, drive our decision to seek to replace the Board with new nominees.

What We Will Do If Elected to Replace the Incumbent Board

While we believe the incumbent Board should not have hired a new CEO before giving serious and active consideration to a sale of the company, we accept that Insituform has a new CEO. As a substantial shareholder, and as new directors, we are prepared and willing to work with him. In fact, we recently stated that if our nominees constitute a majority of the Board and the new CEO is not elected to the Board at the Annual Meeting, our nominees will support adding him back to the Board if he is willing to serve and if his appointment would not deadlock the Board as between our nominees, on the one hand, and the other company directors, on the other hand.

If our nominees are elected to replace the incumbent Board, we will immediately pursue a dual-track approach to enhance and maximize value for all stockholders:

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We will quickly and efficiently explore whether credible strategic buyers are interested in buying the company at a premium, and present any attractive bid to shareholders. Insituform has the market leading position in repairing water and waste water pipes, and we will determine whether the company’s inherent value can be can best be realized through a combination with a larger, better capitalized company. While we believe that Insituform can prosper as an independent company with a new and engaged Board of Directors, we also believe that other companies, particularly those that would enjoy substantial synergies through a combination with Insituform, may be willing to pay an attractive premium.

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We will simultaneously conduct a “lean” strategic deployment review to identify, measure, and eliminate waste and inefficiency in the company’s operations. Looking at the company from the outside, we have identified a number of target areas for improvement, including:

o	improving tube manufacturing efficiency through implementation of “lean” business practices,

o	improving the wet-out process by reducing exothermic occurrences, reducing fixed costs through mobile wet-out technology, and reducing inventory,

o	implementing standardized metrics for installation crew efficiency to determine which crews operate most efficiently so as to replicate best business practices among all crews,

o	improving and securing worker safety,

o	reducing installation time through process-flow optimization, and improving crew utilization through better scheduling practices and greater geographic flexibility,

o	improving strategic purchasing to reduce resin, fiber and other materials costs,

o	growing Insituform Blue sales in select international markets where there are clearly defined economic incentives for reducing leakage and the impact of drought,

o	targeting industrial sales growth through techniques such as highlighting avoided costs, and

o	analyzing and reducing litigation expenses.

We will also actively use the talents and expertise of the new Board. Water Asset Management is the adviser to funds that invest exclusively in companies that source, store, transport, treat, meter and distribute water and wastewater. Our team has decades of water industry experience. We were attracted to Insituform, in particular, because of its global brand and market leading position. The funds we advise own 5.3% of Insituform’s outstanding common stock, and our goal is to enhance value for all stockholders.

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Each of our nominees brings to the Board important experience and contacts that will add to the depth of the company’s management team and help ensure that the Board’s oversight of, and guidance to, management is effective and productive:

o	Senator Alfonse M. D’Amato offers a wealth of experience in governmental and international affairs on the federal, state and municipal levels. Municipal wastewater markets are the primary focus of the company’s US marketing efforts for rehabilitation projects, and we believe Senator D’Amato’s experience, insight, and relationships will be invaluable.

o	Nickolas W. Vande Steeg is a former president of Parker-Hannifin Corp., having held a variety of executive and operating management positions over a 35 year career with that company. Parker Hannifin is widely considered one of the best managed and most efficient companies in the S&P 500. Mr. Vande Steeg has substantial experience in successfully implementing “lean” business practices in a large global enterprise and will provide significant leadership and insight to make the company more efficient, flexible and competitive.

o	Richard Onses is a water industry consultant based in Barcelona, Spain and specializing in water utilities and water infrastructure projects. He formerly headed business development at Sociedad General de Aguas de Barcelona, SA, a large European water company, and has operated water and waste water assets on three continents. Given the growth of the company’s international operations, we believe that Mr. Onses’ international experience and contacts in the water industry will be a valuable addition to the Board.

o	Matthew J. Diserio and Disque D. Deane Jr. are President and Chief Investment Officer, respectively, of Water Asset Management, which invests exclusively in water-related companies globally. In addition to vast experience in the water industry, Messrs. Deane and Diserio will bring to the Board significant financial experience. We believe their financial and water industry experience will be an important addition to the new Board’s expertise in the current financial environment, where creative approaches to financing municipal projects can provide a critical competitive advantage.

Reject the Incumbent Board’s Scare Tactics

The company has stated that we have no strategic plan for Insituform and that we intend to seize control of the Board and pursue a fire sale of the company. THAT IS SIMPLY NOT TRUE. We own more than 5% of Insituform’s stock and have a history of being long term investors. We will execute on the two alternatives we have outlined above and use our extensive water industry contacts to enhance shareholder value for all stockholders.

We urge you to vote for our slate on our BLUE proxy card. We look forward to speaking with many of you in advance of the 2008 Annual Meeting.

In addition, please feel free to call our proxy advisors, MacKenzie Partners, Inc., at any time for further information at (800) 322-2885.

Very truly yours,

Matthew J. Diserio	Disque D. Deane Jr.